**Ant 2/10/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002760

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 03 2003 WASH., D.C.

SEC FILE NUMBER
8-16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 6th Avenue West
(No. and Street)

E. Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz 631-261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, Woodbury, NY 11797.
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services Corp., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

On This 27th day of January 2003

Notary Public

MARY A. HERMSTED
Notary Public, State Of New York
No.01HE5006132
Qualified In Suffolk County
Commission Expires December 28, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2003

Investors Planning Services Corp.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

In accordance with my engagement, I have examined the Balance Sheet of Investors Planning Services Corp as of December 31, 2002 and the related Income Statement, Statement of Cash Flow, Statement of Changes in Retained Earnings, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opionion, the financial statement present fairly the financial position of Investors Planning Services Corp. as of December 31, 2002, and the results of its operations for the year then ended in conformity with generally accepted accounting principles consistently applied.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2003

Investors Planning Services Corp.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dealers, Inc. It has a certification of exclusion from membership (Form SIPC-3) for the period from January 1, 2002 to December 31, 2002. The exclusion was mailed on January 5, 2003.

Investors Planning Services Corp. is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Custormers" and is exempt from Rule 15-c 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

January 24, 2003

Investors Planning Services Corp.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my examination of Investors Planning Services Corp., no material inadequacies were found to exist. There was no material difference between the audited computation of net capial and the unaudited Part 11A report issued to you.

Respectfully submitted,

Ronald A. Greene CPA

INVESTORS PLANNING SERVICES, CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2002

Current Assets		
Cash in Banks		
Checking	$ 1,286	
Funds	25,689	
Commissions Receivable	7,882	
TOTAL ASSETS		$ 34,857

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accrued Taxes	$ 400	
Commissions Payable	6,466	
Total Current Liabilities		6,866
Stockholders Equity		
Capital Stock	10,000	
Paid in Capital	2,905	
Permanent Capital Infusion	2,500	
Retained Earnings	12,586	
Total Stockholders Equity		27,991
TOTAL LIABILITIES & Stockholders Equity		$ 34,857

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Retained Earnings, January 1, 2002	$ 19415
Less: Loss for the year	-6829
Retained Earnings, December 31, 2002	$ 12,586

INVESTORS PLANNING SERVICES, CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Income		
Commission Income	$ 101,698	
Interest Income	176	
Miscellaneous Income	201	
Gain (loss) on Funds	(92)	
Total Income		$ 101,983
Operating Expenses		
NASD Fees	1,658	
Officers Salaries	16,000	
Postage	671	
Printing	235	
Accounting	1,078	
Legal	1,219	
SEP/IRA	100	
Payroll Taxes	3.941	
Telephone	2,576	
Entertainment	515	
Florida Fees	259	
Service Charges	106	
Business Meetings	121	
Insurance	2,783	
Licenses	723	
Petty Cash	250	
Office Expenses	259	
AOL Expenses	168	
Commissions	76,050	
NYS Corp. Tax	100	
Total Operating Expenses		108,812
Net Loss		$ (6,829)

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Net Income (loss)	$ (6,829)
Adjustments of reconcile net income:	
Decrease in Accounts Receivable	18,308
Decrease in Accounts Payable	(16,122)
Net Cash Provided by Operations	(4,643)
Cash and Cash Equivalents January 1, 2002	31,618
Cash and Cash Equivalents December 31, 2002	$ 26,975

INVESTORS PLANNING SERVICE CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Capital - December 31, 2002	$ 27,991
Deduct: 30% of Securities	-0-
Net Capital	27,991
Net Capital above the minimum requirement	23,792
Excess Net Capital	$ 26,032